COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20967

18th April 2008





Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 14 April 2008.
2. General Purposes Committee resolution allotting securities dated 17 April 2008.
3. Notice of allotment of shares or securities on Form 88(2) dated 14 April 2008.
4. Notice of allotment of shares or securities on Form 88(2) dated 17 April 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

pp **W G Tucker**
Company Secretary

4/22

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 14th April 2008

Present: **W G Tucker - Chairman**
A J Stevens (by telephone)

In attendance: W G Tucker – Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	P Banning	14.04.08	9,850 "A"	£11,680.426

The Cobham Executive Share Option Scheme (2004)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	P Banning	14.04.08	9,320 "A"	£12,557.144

It was resolved that a total of 19,170 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Banning	9,850	0.88666
	9,320	1.32233

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 19,170 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 17th April 2008

Present:	W G Tucker - Chairman	
	A J Stevens (by telephone)	
In attendance:	W G Tucker - Company Secretary	

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule received from the Yorkshire Building Society dated 16th April 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £5,907.24) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 5,490 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 16th April 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 4	0 4	2 0 0 8			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	19,170		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Ordinary 2.5p, £,	19,170
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] W G TUCKER Date 14/4/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	5,490		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 5,490
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] W E TUCKER Date 17/4/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870161565	161104	3	1.076	MISS	BURNINGHAM	AE	850	1970	2119.72	56 RODNEY DRIVE	MUDEFORD	CHRISTCHURCH		BH23 3JF	ANNE ELIZABETH	FRA
008870166665	161104	3	1.076	MR	CHAMPION	TD	352	3520	3787.52	SUNNYMEAD SHEEPCROFT LANE	WHITEMOOR	WIMBORNE	DORSET	BH21 7DA	TREVOR DAVID	FRA
Total								5490	5907.24							

END